

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2011

Via U.S. Mail

Mr. Tilman J. Fertitta
Landry's Restaurants, Inc.
1510 West Loop South
Houston, Texas 77027

> **Re:** **McCormick & Schmick's Seafood Restaurants, Inc.**
> **Schedule TO-T filed by LSRI Holdings, Inc. and Landry's Restaurants, Inc.**
> **Filed on April 7, 2011**
> **File No. 005-79958**

Dear Mr. Fertitta:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide your analysis as to the applicability of Rule 13e-3 to the transactions at hand. In your response, among other relevant factors, please ensure that you specifically address any recent transactions in MSSR shares by you and/or your affiliates.

2. You state throughout the Offer to Purchase that you may purchase additional shares of MSSR following the tender offer, such as purchases made in the open market or in privately negotiated transactions, in order to help effect a short-form merger. You also state that you may pursue an alternative second-stop business combination. Because the price per share paid in these transactions may be less than that paid in the offer, and

purchases may be made using other methods, please disclose the implications of this course of action under Rule 13e-3.

Do you have the financial resources to pay for the Shares?, page ii

3.   Please identify each affiliate included in the defined term "Landry's Group."

Is your financial condition relevant to my decision to tender in the offer?, page ii

4.   Please provide a detailed legal analysis regarding the materiality of bidder financial information set forth in Item 1010(a) and (b) of Regulation M-A. You state that your proposed financing with Jeffries makes financial statements immaterial, but the existence of a financing condition itself makes the safe harbor of Instruction 2 to Item 10 unavailable.

Introduction, page 1

5.   Offer conditions must be based on objective criteria and cannot be within the bidder's control. Please revise the Approval Condition and prong (1) of the Impairment Condition accordingly.

Terms of the Offer; Expiration Date, page 4

6.   We note that you reserve the right to transfer or assign the right to purchase the shares tendered in the offer. Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

Source and Amount of Funds, page 20

7.   Please provide the disclosure required by Item 1007(d)(2) of Regulation M-A.

Conditions to the Offer, page 22

8.   All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before the time of payment. Please revise the language in your introductory paragraph accordingly.

9.   You refer in the first and third listed conditions to "threatened" actions, proceedings, or changes. A determination of this nature appears to be subjective, such that a security holder may not be able to verify whether this condition has been satisfied. Please revise

to include an objective standard for the determination as to whether these conditions have been satisfied.

10.   You state in the final paragraph of this section that you may assert conditions regardless of the circumstances giving rise to them, including actions or omissions by you. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and are outside the control of the bidder. Please revise to remove the implication that the conditions may be triggered at your option. We note that both the Financing Condition and condition (g) appear to be within your control. With respect to the Financing Condition, we note, for example, conditions 8 and 13 on Exhibit A to the commitment letter with Jeffries.

11.   We refer to the disclosure in the last paragraph of this section regarding your failure to assert conditions. Please note that if a condition is triggered and you determine to proceed with the offer anyway, we believe that this amounts to a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and circulate new disclosure. In addition, when a condition is triggered by events that occur prior to expiration, you should promptly inform holders of how you intend to proceed, rather than wait until expiration, unless satisfaction of the particular condition may be determined only upon expiration. Please confirm your understanding of these points.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via facsimile: (212) 451-2222
        Steven Wolosky, Esq.
        Olshan Grundman Frome Rosenzweig & Wolosky LLP